FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For June 16, 2021

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

English summary of Registrant's immediate report filed with the Israeli Securities Authority, on June 16, 2021

CELLCOM ISRAEL ANNOUNCES XFONE FILED A MOTION
UNDER THE INSOVENCY LAW

Netanya, Israel – June 16, 2021 – Cellcom Israel Ltd. (TASE: CEL) (hereinafter: the "Company") announced today that following its previous reports regarding the dispute and legal proceedings against Marathon (018) Xfone Ltd., or Xfone and its controlling shareholders, on June 15, 2021, Xfone filed unilaterally a motion to delay proceedings in order to formulate a debt arrangement with the consent of the secured creditor (Mizrahi Bank) in accordance with the Israeli Insolvency and Economic Rehabilitation Law, 2018, or the Insolvency Law and the Insolvency and Economic Rehabilitation Law, (Amendment No. 4 – Temporary Order - New Corona Virus), 2021) in which it requested, inter alia, the following remedies: (1) delay proceedings against it until the motion is scheduled for a hearing and for an additional 60 days, including the legal proceedings taken by the Company against Xfone and the annulment of the interim liens imposed by the Company; (2) to approve the sale of its activity to Widely Mobile Ltd. for the purpose of its rehabilitation; and (3) to appoint an arrangement manager.

According to the motion, the activity sale will not include the sharing agreement with the Company, as Xfone claims will be terminated upon the sale of the activity, which, Xfone claims, constitutes an exercise of Xfone's right to terminate the agreement in case it decides to completely cease its activity in the field of cellular communications in Israel. The Company rejects Xfone's claim, among others, in light of a provision of the sharing agreement, which determines that the sale of Xfone's activity is subject to the obligation of the purchaser to fulfill its obligations under the sharing agreement.

The Company notes that on May 30, 2021, it warned Xfone that if Xfone will not pay its debt to the Company for current payments under the sharing agreement (for using the Company's infrastructure and services, by which Xfone provides its services to its customers) which amounted at that time to approximately NIS 62 million (Xfone and its controlling shareholder owe additional debts to the Company) within 30 days, the Company shall commence legal proceedings against it, under the Insolvency Law.

The Company intends to submit its objection to the motion in its current form and conditions and at this early stage is unable to estimate its chances of success.

For additional details see our 2020 annual report on Form 20-F, dated April 28, 2021, under Item 4. Information on the Company – B. Business overview - Networks and Infrastructure - Network sharing agreement" and our quarterly report for the first quarter of 2021 on Form 6-K, dated May 20, 2021, under chapter A section 6.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is a leading Israeli communications group, providing a wide range of communications services. Cellcom Israel is the largest Israeli cellular provider, providing its cellular subscribers with a broad range of services including cellular telephony, roaming services, text and multimedia messaging, advanced cellular and data services and other value-added services in the areas of  mobile office, data protection etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates advanced networks enabling high-speed broadband and advanced multimedia services. Cellcom Israel offers nationwide customer service including telephone customer service, retail stores, and service and sale centers. Cellcom Israel further provides OTT TV services, internet infrastructure and connectivity services and international calling services, as well as landline telephone services in Israel.

CELLCOM

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	For June 16, 2021	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	VP Legal and Corporate Secretary